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                 June 10, 2022

       Marvin Slosman
       President and Chief Executive Officer
       InspireMD, Inc.
       4 Menorat Hamaor St.
       Tel Aviv, Israel 674483

                                                        Re: InspireMD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2022
                                                            File No. 333-265409

       Dear Mr. Slosman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Christopher Edwards at 202-551-
       6761 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Gary Emmanuel